annie may's sweet cafe

an allergy-friendly bakery

ANNIE MAY’S NEW ENGLAND LLC



ABOUT

At Annie May's Sweet Cafe we understand the difficulties of living with food allergies. But, we believe all people are created equal and therefore deserve all the delicious treats life has to offer! All of our bakery items are Allergen-Free: free of Wheat, Gluten, Milk, Eggs, Peanut, Tree nuts (excluding coconut), Shellfish, Sesame, and Soy!

FREE OF THE TOP 8 ALLERGIES IN THE US


Dairy
Dairy
Gluten
Gluten
Seafood
Seafood
Soy
Soy
Egg
Egg
Peanuts
Peanuts
Shellfish
Shellfish
Tree Nuts
Tree Nuts

Great Reviews Over the Years

Taken from Yelp

- “This is the best bakery in Louisville! Having to be gluten free is a challenge but there are no questions when eating here! EVERYTHING is amazing! Staff is always extremely nice and helpful. If you haven't been, stop I and get your fix! You won't regret I” – James R. – Louisville, KY 3/7/2109

- “I LOVE Annie May's. I don't live close, but when I make a trip to Louisville, I stock up! I've been to several GF bakeries in and out of state, but this is by far the best! Also, I'm pretty sure they are known for their oatmeal cream pies. Before I discovered my gluten intolerance, I never ate/liked LD. BUT, I was told that I had to try them at AM. Well, they are now a favorite of mine!” –Patricia B. Greensburg, KY 2/24/2019

- “Annie May's has some great desserts for those who are on strict diets (eg: gluten free, dairy or egg free). The crazy thing is, you would never know by the taste! Everything I have had from here is crazy good. My favorite right now is the chocolate chip cookie sandwich with cream cheese icing in the middle AND dipped in chocolate! Wowzers! Even if you don't have **food allergies**, give Annie May's a try! You won't be disappointed.” *–Josh* M. 3/15/2018

Continued Reviews

- “Truly delicious lunch & treats - especially if you have **food allergies**! I do not have allergies, but decided to give Annie's a try anyhow. The lunch was delicious and very reasonably priced. I returned on Saturday to eat a cinnamon doughnut. For those who are not concerned about allergies, these doughnuts will look and taste different (it's worth seeing what a baker must do to prep an allergen free doughnut). Though the doughnuts looked different, the cinnamon was very tasty.” - Michael F., Louisville, KY on 7/2/2016

- “Awesome bakery especially for those with food allergies and celiac disease!!” – Morgan T. from Louisville, KY on 1/3/2016

As of Today

- Single bakery in Louisville, KY
- > $550K in sales this year
- 7 years old
- $0 spent on marketing - ever

Time for Expansion

Locations

How Many People Have Food Allergies?

- Researchers estimate that **32 million Americans** have food allergies, including **5.6 million children** under age 18.
- That’s one in 13 children, or roughly two in every classroom.
- About 40 percent of children with food allergies are allergic to more than one food.

- *taken from Food Allergy Research & Education Website

Stats on Gluten-free & Vegan Diets

- “In the three years following 2014, according to research firm GlobalData, there was a six-fold increase in people identifying as vegans in the US, a huge rise – albeit from a very low base. It’s a similar story in the UK, where the number of vegans has increased by 350 per cent, compared to a decade ago, at least according to research commissioned by the Vegan Society. - https://www.independent.co.uk/news/health/vegan-diet-negatives-health-environment-food-research-study-a8738951.html

- A recently published study in the journal Digestion found that **86 percent** of individuals who believed they were gluten sensitive could tolerate it. Individuals with celiac disease, a hereditary autoimmune condition that affects about 3 million Americans, or roughly **1 percent** of the population, must avoid gluten. Jun 11, 2015


The Rise Of The Gluten-Free Diet
% of Americans on a gluten-free diet with/without celiac disease
PWAG*
Undiagnosed Celiac Disease
Diagnosed Celiac Disease
% on gluten-free diet
2009–2010
44%
51%
5%
1.3%
2011–2012
56%
35%
9%
1.8%
2013–2014
72%
12%
16%
2.4%
@StatistaCharts
* PWAG = People without celiac disease avoiding gluten
Source: Mayo Clinic
statista

- SOURCE: https://www.statista.com/chart/7639/the-rise-of-the-gluten-free-diet/

Annie May’s New England LLC

- Owns the rights to operate in 7 states: New York, Massachusetts, Rhode Island, Connecticut, Vermont, New Hampshire, Maine.
- Owns 50% of the online business of all Annie May’s (other 50% is owned by original bakery)
- First store just opened in Newton, MA

5 year plan

- Open 30 stores in New England
- Revenues come from retail sales, wholesale, and online subscription commerce
- Use stores as net-negative customer acquisition for subscription ecommerce
- Reach $15M - 20M in revenue.
- Utilize technology to improve on bakery margins (robotic kitchen, machine vision in stores)

The predictions in this slide are projections and cannot be guaranteed.

Opportunity

- Raising $1,000,000 to fund next store openings and setup web/ecommerce division.